ATS To Host Fourth Quarter Earnings Call Thursday
May 16, 2024, at 8:30 a.m. Eastern

05/01/2024

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) will report its financial results for the fourth quarter ended March 31, 2024, before markets open on Thursday May 16, 2024.
At 8:30 a.m. eastern May 16, 2024, the Company will host a conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts. The listen-only webcast can be accessed live at https://events.q4inc.com/attendee/680938193. The conference call can be accessed live by dialing (888) 660-6652 or (646) 960-0554 five minutes prior and quoting reference number 8782510.

A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight May 23, 2024) by dialing (800) 770-2030 and entering passcode 8782510.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol ATS.

For more information, contact: David Galison Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 dgalison@atsautomation.com	For general media inquiries, contact: Matthew Robinson Director, Corporate Communications ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 mrobinson@atsautomation.com

SOURCE: ATS Corporation